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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of December, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

        Form 20-F.  X          Form 40-F.
                  -----                  -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes.            No.  X
            -----          -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)
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     China Southern Airlines Company Limited (the "Company") on December 23,
2003 published in local newspapers in Hong Kong an announcement in Chinese and English, respectively, concerning the Company's adoption of the "Implementation Rules for the Committee on Remuneration and Assessment of Directors of the Company". A copy of the English announcement is included in this Form 6-K of the Company.
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The Stock Exchange of Hong Kong takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.


  (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                  ANNOUNCEMENT

     SUMMARY

     This announcement is made by the Company pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and the Stock Exchange.

     The Company has adopted the Implementation Rules for the Committee on Remuneration and Assessment of Directors of China Southern Airlines Company Limited.

This announcement is made by China Southern Airlines Company Limited (the "Company") pursuant to paragraph 2(2) of the Listing Agreement entered into between the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

In accordance with the relevant rules and regulations of the People's Republic of China, the Board of Directors of the Company has, by way of written resolutions, approved the "Implementation Rules for the Committee on Remuneration and Assessment of Directors of China Southern Airlines Company Limited" (the "Implementation Rules"). The Implementation Rules will further establish and enhance the administration system for the assessment and remuneration determination of the Board of Directors and senior management personnel of the Company, and therefore enhance the corporate governance of the Company.

The Implementation Rules will be available on the website of the Shanghai Stock Exchange (www.sse.com.cn) and the website of the Company (www.cs-air.com).


                                             By order of the Board
                                     CHINA SOUTHERN AIRLINE COMPANY LIMITED
                                                  YAN ZHI QING
                                                    Chairman


Guangzhou, the People's Republic of China
22 December 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                         By           /s/ Su Liang
                                           -------------------------------------
                                           Name:  Su Liang
                                           Title: Company Secretary


Date: December 24, 2003